SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2022

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Financial Calendar 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: January 19, 2022

Eni: Financial Calendar 2022

San Donato Milanese (Milan), 19 January 2022 - Eni announces the dates for its 2022 financial calendar:

Preliminary financial statements as at December 31, 2021 and dividend proposal for 2021	Meeting of the Board of Directors	February 17, 2022
	Press release and conference call	February 18, 2022
Annual report 2021 including the draft financial statement Dividend proposal for 2021	Meeting of the Board of Directors	March 17, 2022
	Press release on Annual report and Dividend proposal	March 17, 2022
Strategic Plan 2022-2025	Meeting of the Board of Directors	March 17, 2022
	Strategy presentation and related press release	March 18, 2022
First quarter 2022 results	Meeting of the Board of Directors	April 28, 2022
	Press release and conference call	April 29, 2022
Annual report 2021 of Eni SpA	Shareholders’ meeting	May 11, 2022 (single call)
	Press release	May 11, 2022
Second quarter 2022 results and interim financial report as at June 30, 2022 Interim dividend announcement for the financial year 2022	Meeting of the Board of Directors	July 28, 2022
	Press release and conference call	July 29, 2022
Board resolution on 2022 interim dividend	Meeting of the Board of Directors	September 15, 2022
	Press release	September 15, 2022
Third quarter 2022 results	Meeting of the Board of Directors	October 27, 2022
	Press release and conference call	October 28, 2022

The final dividend for the 2021 fiscal year will be paid on May 25, 2022 (ex-dividend date: May 23, 2022; record date: May 24, 2022) and the interim dividend for the 2022 financial year will be paid on September 21, 2022 (ex-dividend date: September 19, 2022; record date: September 20, 2022).

Markets will be promptly informed of any changes to the above calendar.

According to article 82-ter Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions), Eni intends to continue providing, on a voluntary basis, Company’s quarterly financial results, in order to provide market and investors with regular information about the Company’s financial and operating performances considering the disclosure policy followed by peers which are reporting on a quarterly basis.

Quarterly results will include at least the following key performance indicators:

-	a measure of the performance of operating activities for the Group and the operating segments of Eni, like operating profit or other equivalent measure (reported and on adjusted basis);
-	consolidated net results;
-	consolidated and by segment adjusted net results;
-	consolidated net financial position and cash flow for the period;
-	consolidated shareholder’s equity;
-	consolidated leverage.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com